UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Trans Energy
(Name of Issuer)

Common Stock
(Title of Class of Securities)

89323B 30 6
(CUSIP Number)

Calendar Year 2011 -
(Date of Event Which Requires Filing of this Statement)

Wallace T. Boyack, 2290 East 4500 South, Suite 130, Salt Lake City, UT  84117
Telephone 801-278-9925
(Name, Address and Telephone Number of person Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89323B 30 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SMITH CLARENCE EDWARD(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS -
5	The funds and consideration used or to be used in making the purchases are Mr. Smith's personal funds.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER

878146(2)(3)

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

878146

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

878146(2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

(1)The reporting person owns directly and indirectly an aggregate of 878,146 shares of common stock of the issuer, which represents 6.9% of the issued and outstanding shares of common stock. Of the 878,146 shares, 138,331 are options to acquire shares of common stock.

Item 1.

(a)	Name of Issuer

Trans Energy, Inc.

(b)	Address of Issuer’s Principal Executive Offices

210 Second Street St. Mary's, West Virginia 26170

Item 2.

(a)	Name of Person Filing/Backaground

Clarence Edward Smith , a self-employed investor. During the past 5 years Mr. Smith has not been convicted in a criminal proceeding, nor has yhe been enjoined from future violations or prohibited or mandated from activities subject to federal or state securities laws, nor has he been found in any violations of such laws.

(b)	Address of Principal Business Office or, if none, Residence

1845 County Road #214 St. Augustine, FL 32024

(c)	Citizenship

U.S.A.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

89323B 30 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership(2)

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 878,146

(b)	Percent of class: 6.9

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: NaN

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: NaN

(iv)	Shared power to dispose or to direct the disposition of: 0

Footnote: (2) Mr. Smith's purpose in purchasing the shares and options was to acquire the shares or have the right to acquire additional shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2011	By:	/s/ Clarence Edward Smith
Name: Clarence Edward Smith
Title: Investor (self-employed)

Footnotes:	See page 2

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)